EXHIBIT E

Juniper Investment Company, LLC

600 Madison Avenue
New York, New York 10022
JUNIPER INVESTMENT COMPANY	212 339 8500

CONFIDENTIAL
August 26, 2014

Members of the Board of Directors
Alteva, Inc.
Attention: Mr. Brian J. Kelley
Interim Chief Executive Officer
401 Market Street
Philadelphia, PA 19106-2107

Dear Mr. Kelley and Members of the Board of Directors,

I am pleased to provide you with a letter expressing our interest in acquiring Alteva, Inc. (“Alteva” or the “Company”).  The following “Letter of Intent” includes a preliminary, nonbinding proposal for an all-cash acquisition of Alteva by Juniper Investment Company, LLC (“Juniper”) and Princeton Hosted Solutions, LLC (“Princeton”) for $8.00 per share.  As you are aware, our affiliate, the Juniper Public Fund, L.P. is a significant shareholder of Alteva, and we have appreciated the opportunity to develop a good understanding of the Company.  Our consideration of alternatives for Alteva led us to Princeton, a rapidly growing provider of hosted unified communications.

We think Alteva has developed a strong unified communications platform and that the prospects for the business could be more favorable following a combination of Princeton and Alteva.  We believe our proposal is compelling and in the best interest of Alteva and its constituents, including shareholders, employees, and customers.  We hope that you and your board agree, and we look forward to an opportunity to work with you to complete a transaction.

Juniper Investment Company
Juniper Investment Company was founded in 2007 by Alexis Michas and John Bartholdson to develop and manage alternative investment offerings that address unique market opportunities.  The principals of Juniper have extensive private equity investment experience dating back to 1981 encompassing the activities of our predecessor organizations, Merrill Lynch Capital Partners (1981-1999) and Stonington Partners (1994-2010).  These activities encompass the acquisition of over 50 companies totaling over $22 billion in total consideration and involving the investment of approximately $3.2 billion of equity capital across a range of industries. Juniper’s affiliate, the Juniper Public Fund, L.P. has been a significant shareholder of the Company since September 2013 and holds 372,976 shares of Alteva, Inc. common, representing 6.2% of the 5,983,351 outstanding shares.    In October 2013, Juniper successfully completed a similar acquisition of Theragenics Corporation (“Theragenics”), a medical device company.  Juniper Public Fund, L.P. had owned 7% of Theragenics as a public company prior to our acquisition.

Princeton Hosted Solutions
Princeton Hosted Solutions is a rapidly growing provider of cloud based unified communications solutions based in Haddonfield, New Jersey.  Princeton specializes in hosted communications solutions, cloud computing, and data center services for vertical markets including: auto dealers, legal, financial, medical and local government.  Princeton was founded by Brad Bono, an experienced telecommunications executive, who previously was a founder and COO of PAETEC Corp. and the founder and CEO of Magellan Hill Technologies.  Princeton has a team of telecommunications and IT professionals with extensive industry experience.

JUNIPER INVESTMENT COMPANY

Transaction Overview
Based upon our review of the publicly available financial and other information, we are prepared to pursue a transaction in which Juniper or its wholly owned affiliate would pay $8.00 per share in cash to acquire 100% of the outstanding shares of the Company through a merger (the “Transaction”).

The $8.00 price represents a 51% premium to the closing price of $5.29 per share as of August 25, 2014 and a 31% premium to the 30-day average closing price of $6.15 per share.  Furthermore, based upon the recently reported second quarter financial results, Alteva should have $22 million of net cash after its third quarter $17 million tax payment.  Excluding the Company’s net cash, which should only be valued at its cash value, this purchase price really represents a 173% premium to the total enterprise value (“TEV”) of the Company on August 25, 2014.  We believe both the substantial premium and the $8.00 price per share should be very compelling for the Company’s shareholders.

Further, we hope that our due diligence review of the Company (described below) will provide us with a basis on which to improve our proposal.

This proposal is contingent upon, among other things:

i.	Satisfactory completion of our due diligence review of the Company;
ii.	The receipt of financing for the Transaction;
iii.	The negotiation and execution of a mutually acceptable definitive merger agreement containing customary terms and conditions

Timing and due diligence
In order to enter into a definitive merger agreement, we would require customary business and legal due diligence of the Company.  Given our collective knowledge of the business and time spent evaluating the Company to date, we believe that the majority of our diligence is confirmatory in nature and can be completed quickly.  We have strong relationships with several financial institutions and expect to have executed, underwritten financing commitments for the Transaction as needed.

lf you indicate your willingness to move forward on the terms outlined in this Letter of Intent, we are prepared to commit the resources needed to complete due diligence and to negotiate and enter into a definitive agreement as expeditiously as possible.  We would expect to enter into a period of exclusive negotiations with the Company for a period of 60 days from our receipt of a signed copy of this Letter of Intent.

Shearman and Sterling, LLP, our legal advisor, is prepared to assist us immediately in executing this Transaction.  We would expect to negotiate the merger agreement simultaneously with our due diligence process and would be prepared to provide you with a draft agreement shortly.  We very much hope that you and your Board find this Letter of Intent compelling for your shareholders and look forward to working with you to complete this Transaction.  We believe that proceeding without delay is in the best interest of all parties, particularly the company’s shareholders.

JUNIPER INVESTMENT COMPANY

We and our legal advisors are available to discuss this offer at your convenience and look forward to a prompt response.

Juniper Investment Company 555 Madison Avenue, 24th Floor New York, NY 10022	Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022

John A. Bartholdson Managing Member Telephone: 212 339 8542 E-mail: jab@juniperfunds.com	Eliza W. Swann Partner Telephone: 212 848 8073 E-mail: eswann@shearman.com

If you are in agreement with the terms set forth above and desire to proceed with the Transaction on that basis, please so indicate by executing a copy of this Letter of Intent and returning it to Juniper

JUNIPER INVESTMENT COMPANY

Please confirm your agreement with the foregoing by signing and returning by mail, fax or email to the undersigned a copy of this letter enclosed herewith.

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

Accepted and Agreed as of
This __ day of _________ 2014

ALTEVA, INC.

By:
Name:
Title: